UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2006

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: May 9, 2006	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
For immediate release
METHANEX ANNOUNCES 14 PERCENT INCREASE IN QUARTERLY DIVIDEND AND NEW SHARE BUY-BACK PROGRAM
May 9, 2006
Methanex Corporation is pleased to announce that its Board of Directors has approved a 14 percent increase in our quarterly dividend to shareholders, from US$0.11 per share to US$0.125 per share. The increased dividend will apply commencing with the dividend payable on June 30, 2006 to holders of common shares of record on June 16, 2006.
Bruce Aitken, President and CEO of Methanex commented, “We are pleased to have been able to increase our dividend for the fourth year in a row since its inception in 2002. This increase in our regular dividend reflects our continued confidence in the strength of our business and our outstanding portfolio of low cost assets.”
In addition, our Board of Directors has also approved a new normal course issuer bid that will commence on the expiration of our existing normal course issuer bid. Under the new bid, the Company may repurchase up to 5,495,763 common shares of the Company representing five percent of the total shares issued and outstanding. Under the existing bid, which expires on May 16, 2006, the Company has purchased 9,066,500 shares as of May 8, 2006 at an average price of CDN$21.68 (approximately US$18.60). As of May 8, 2006, there were 109,915,267 Methanex common shares issued and outstanding.
Mr. Aitken stated, “The announcement of this new normal course issuer bid is consistent with our balanced approach to the utilization of cash and reflects our commitment to returning excess cash (to shareholders. With close to US $100 million of cash on hand at the end of the first quarter of 2006 and continued strong cash generation, we have the financial strength and flexibility to both maintain our leadership position in the methanol industry and return excess cash to shareholders.”
The normal course issuer bid repurchase program will be carried out through the facilities of the TSX. Purchases under the program will commence on May 17, 2006 and terminate on the earlier of May 16, 2007 and the date upon which the Company has acquired the maximum number of common shares permitted under the purchase program or otherwise decided not to make further purchases. Purchases will be made from time to time at the then current market price of the Company’s common shares as traded on the TSX and the common shares purchased cancelled.
Methanex believes that purchasing its shares under this normal course issuer bid is in the best interests of its shareholders and represents an effective use of the Company’s financial resources. Methanex intends to finance the purchase of common shares under the bid with cash on hand.
Methanex, based in Vancouver, is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

Information contained in this press release contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, actions of competitors and suppliers, world-wide economic conditions and other risks described in our 2005 Management’s Discussion & Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.
For further information, contact:
Wendy Bach
Director, Investor Relations
Tel: 604.661.2600
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